Exhibit 17.1

November 15, 2017

To: Board of Directors

Re: Letter of Resignation

Gentlemen:

I hereby resign as Chairman and CEO of Omni Global Technologies, Inc. (the "Registrant") effective Wednesday, November 15, 2017. The reason for my resignation is to permit me to pursue other business interests.

I have had no disagreements with the operations, policies or practices of the Registrant on any matters.

Yours truly,

/s/ Olivia Funk

Olivia Funk